Rockwell provides a strategic and production update and announces appointment to the board

April 17, 2012 Vancouver, BC – Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) provides an update on strategic and operational progress for the fourth quarter of fiscal 2012 and announces the appointment of a new non-executive director, further strengthening its Board of Directors.

Strategy update:

The recent agreement reached with Africa Vanguard Resources to unwind the 2008 deal to purchase a 26% holding in Rockwell’s Northern Cape operations was a strategic milestone for the Company. It will leave Africa Vanguard Resources with an 8% holding in the Company at the JSE-listed level and paves the way for Rockwell to bring in additional black economic empowerment (“BEE”) business partners at the different operating levels and business units ensuring it remains compliant with the South African Mining Charter. The Company is in active discussions with several BEE entities that are in a position to fund their shareholding as well as their share of future and planned investments, supporting Rockwell’s funding requirements to grow the Company’s production profile.

In addition, the Jasper Mine, which was purchased as part of this transaction, adds additional exploration potential to the Saxendrift Mine which is expected to extend the life of the operation. The transaction is anticipated to close at the end of May 2012 and is subject to a due diligence that has already commenced. Exploration at the Jasper site is planned to start in July 2012.

The completion of these transactions is subject to various conditions precedent, including the completion by Rockwell of the due diligence investigation, regulatory approvals and obtaining approval from the DMR with respect to certain parts of the transaction.

Fourth quarter operational update:

The volume and carat production for the Company’s operations for the quarter ended February 29, 2012:

	Production volume (m3)			Carats
	Q4 2011	Q4 2012	% change	Q4 2011	Q4 2012	% change
Saxendrift	289,540	409,348	41%	961	1,437	50%
Tirisano	0	94,643	-	0	535	-
Klipdam	183,350	157,636	-14%	1,307	2,050	57%
Total	472,890	661,627	40%	2,268	4,022	77%

Saxendrift:

  Overall production volumes for the fourth quarter increased 41% year-on-year. Record production volumes were achieved in February 2012 as a result of continuous operations and significantly improved performance of the in-field screen that was commissioned in November 2011.
  Year-on-year carat production increased 50% for the fourth quarter as a direct result of the Company’s diamond value management initiatives including the in-field screen as well as improved operational discipline and efficiencies.
  Two new mining faces have also been opened up which will enable additional operational flexibility and efficiencies.
  The bulk x-ray machine was commissioned at the supplier’s premises at the end of February 2012. The equipment arrived on the Saxendrift site after the end of the fourth quarter and the first gravel testing commenced on schedule in mid-April 2012.

Tirisano:

  The ongoing ramp up to full production at the Tirisano Mine by the end of July 2012 is being closely managed by the Rockwell executive team, in conjunction with the recently appointed and highly experienced mine management team.
  Disappointing grades for the fourth quarter have been addressed by a number of technical interventions. The mine plan has been adjusted to increase throughput and grades with early benefits emerging in the first weeks of the new fiscal year.
  The Board has approved a capital investment project of approximately $200,000 for the implementation of a wet front end. Construction commenced in March 2012 and is scheduled for completion in May 2012 to enable full commissioning and ramp up before the next rainy season (typically occurring from November to January), eliminating the production delays that are frequently associated with processing wet ores.

Klipdam:

  The decision to refocus mining on the Rooikoppie gravels during the third quarter enabled the mine to achieve a significant increase in grade for the fourth quarter. This also led to a 57% year- on-year improvement in carat production at Klipdam.
  The system that was implemented to estimate revenue on rough diamonds as they are recovered has positively influenced the mine plans and also contributed to the production outperformance.
  Gravels from the Holpan Mine, which was closed in May 2011, are being processed through the Klipdam plant to extend the life of this mine.
  The anticipated efficiency improvements as a result of erecting an infield screen at the centre of mining activities are producing positive results.

“We had a reasonable fourth quarter and continue to make solid progress on our strategic and turnaround projects. This is evidenced by our year-on-year improvement in volume and carat production, of 40% and 77% respectively. Our priority for the quarter was the continued implementation of fit-for-purpose processing technology and active management of the mine plans at our three operational mines to achieve our production improvements with a continued focus on managing our costs,” stated James Campbell, CEO, Rockwell. “The next set of objectives that we have set ourselves is the commissioning and testing of the bulk x-ray plant at Saxendrift and the ramp up of Tirisano, both of which should impact positively on our business.”

Looking forward, Campbell added that: “Having made solid progress in fine-tuning our operations, we can now also start to focus on our medium to longer term growth strategy. Of particular significance is the acquisition of the Jasper Mine which is adjacent to Saxendrift and has the potential to extend the life of this mine. Work on re-optimizing the feasibility study for the Wouterspan Mine using later and more applicable technology will start once the results from the Saxendrift bulk x-ray project are forthcoming.”

Appointment to Board of Directors:

The Company also announced that it had further strengthened its board of directors with the addition of Stephen Dietrich as an independent non-executive director. Stephen will also join the audit committee. Based in South Africa, Stephen is a CA (SA) and has more than twenty years of financial experience in the diamond industry, gained in various positions at De Beers. He retired from De Beers in 2009 at which time he held the position of Finance Director.

“We are delighted to welcome Stephen, who is a stalwart of the diamond industry, to the board. His finance and diamond experience will undoubtedly complement the experience and expertise of our board and we look forward to his contribution to the Company,” said Mark Bristow, Chairman, Rockwell. “This appointment fulfills our stated objective of enlisting a strong board of directors that is capable of supporting the already improved beefed-up management team in its strategy to build and grow a value focused diamond business capable of delivering value for its stakeholders.”

Note:

Rockwell will report fiscal 2012 fourth quarter and annual financial results on Thursday, May 24, 2012 after market close.

For further information on Rockwell and its operations in South Africa, please contact

James Campbell	CEO	+27 (0)83 457 3724

Stéphanie Leclercq	Investor Relations	+27 (0)83 307 7587

About Rockwell Diamonds:

Rockwell is engaged in the business of operating and developing alluvial diamond deposits, with a goal to become a mid-tier diamond production company. The Company has three existing operations, which it is progressively optimizing, two development projects and a pipeline of earlier stage properties with future development potential.

Rockwell also evaluates merger and acquisition opportunities which have the potential to expand its mineral resources and production profile and would provide accretive value to the Company.

No regulatory authority has approved or disapproved the information contained in this news release.
Forward Looking Statements
Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production and milling; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production and diminishing quantities or grades if mineral resources; uncertainties related to unexpected judicial or regulatory procedures or changes in, and the effects of, the laws, regulations and government policies affecting our mining operations; changes in general economic conditions, the financial markets and the demand and market price for mineral commodities such and diesel fuel, steel, concrete, electricity, and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the US dollar, Canadian dollar and South African Rand; changes in accounting policies and methods that we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining and processing; geopolitical uncertainty and political and economic instability in countries in which we operate; and labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt operation of our mines or development projects.

For further information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.